Exhibit 13.1(e)

COMMONWEALTH

SHARE FOR SHARES

$50 FOR YOU, WHEN 5 FRIENDS INVEST



Because ya'll continue to be such amazing advocates of Commonwealth, we created a way to reward your advocacy.

Now you can share your unique referral code with family, friends, or followers and you'll get paid when they invest.

Earn $50 in CMNWLTH Cash

Anytime 5 of your friends sign up for Commonwealth and buy at least 1 share, you'll get $50 toward your next horse.

No Limit - Share Big, Earn Big

You're popular, we get it and we love it. Get 500 of your friends to sign up and buy at least 1 share in any offering and you'll get $5,000 in CMNWLTH credit! (We dare you to do it)

Compete for Other Prizes

It wouldn't be horse racing without a bit of competition. We'll host quarterly competitions to see who is the top advocate. The top 10 referrers will receive various rewards. Who knows maybe you could earn a free trip to Saratoga or Del Mar...

Click below to learn how to find your code, then start sharing before our offerings go live!

IOS APP

WEB APP